FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending June 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of the under-mentioned Connected Person in the Ordinary Shares of GlaxoSmithKline plc arising from the purchase of Ordinary Shares at a price of 1598.59 pence per Ordinary Share on 10 June 2014 through the Company's ShareReward Plan (the Plan):

Director/PDMR	Connected Person	Ordinary Shares
Mr P C Thomson	Mrs K Thomson	Acquisition of 2 Ordinary Share under the personal contribution element of the Plan. Acquisition of 2 Ordinary Share under the matching element of the Plan (Company contribution).

The Company and the above-mentioned persons were advised of this information on 11 June 2014.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

V A Whyte
Company Secretary

11 June 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 11, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc